July 12, 2024

Michael Healy
Chief Financial Officer
Bloomin' Brands, Inc.
2202 North West Shore Boulevard, Suite 500
Tampa, FL 33607

       Re: Bloomin' Brands, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2023
           Response dated June 11, 2024
           File No. 1-35625
Dear Michael Healy:

       We have reviewed your June 11, 2024 response to our comment letter and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

        After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 21, 2024 letter.
 July 12, 2024
Page 2
Form 10-K for the Fiscal Year Ended December 31, 2023
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Adjusted Net Income and Adjusted Diluted Earnings Per Share Non-GAAP Reconciliations, page 48

1. We note your response to prior comment 1. We believe your non-GAAP share adjustments have the effect of changing the antidilutive provisions of
FASB ASC 260-
       10-45 and are therefore individually tailored. Please revise your future disclosure to remove the adjustments made to exclude the dilutive effect of the shares to be issued upon conversion of the 2025 Notes. Refer to Question 100.04 of the Non-GAAP
       Financial Measures Compliance and Disclosure Interpretations.
       Please contact Tony Watson at 202-551-3318 or Joel Parker at 202-551-3651 if you have questions regarding comments on the financial statements and related matters.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services